SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934


                     MCDONNELL DOUGLAS CORPORATION
                           (Name of Issuer)

                Common Stock, Par Value $1.00 Per Share
                    (Title of Class of Securities)

                               58016910
                            (CUSIP Number)

                            Heather Howard
               Corporate Secretary and Corporate Counsel
                          The Boeing Company
                     7755 East Marginal Way South
                       Seattle, Washington 98108
                            (206) 655-2121
            (Name, Address and Telephone Number of Persons
           Authorized to Receive Notices and Communications)

                            August 1, 1997
        (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on following pages)
                         (Page 1 of [7] Pages)

                          Page 1 of [7] Pages

  CUSIP NO. [ ]               13D                Page  2 of   [7]   Pages
                                                      ---   -------

-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
             The Boeing Company
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             91-0425694
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *        (a)[ ]
                                                                  (b)[ ]
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS *
        OO
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                         [ ]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
-------------------------------------------------------------------------------
                            7         SOLE VOTING POWER
        NUMBER OF                          100
          SHARES           ----------------------------------------------------
       BENEFICIALLY         8         SHARED VOTING POWER
      OWNED BY EACH                         None
        REPORTING          ----------------------------------------------------
       PERSON WITH          9         SOLE DISPOSITIVE POWER
                                            100
                           ----------------------------------------------------
                           10        SHARED DISPOSITIVE POWER
                                          None
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             100
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                             [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             100%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON *
             HC; CO
-------------------------------------------------------------------------------
                 * SEE INSTRUCTIONS BEFORE FILLING OUT


                          Page 2 of [7] Pages

Item 1.  Security and Issuer

     This Schedule 13D relates to the common stock, par value $1.00 per share (the "Issuer Common Stock"), of McDonnell Douglas
Corporation, a Maryland corporation (the "Issuer"). The address of the principal executive offices of the Issuer is P.O. Box 516, St. Louis, Missouri 63166-0516.

Item 2.  Identity and Background

     This Schedule 13D is filed by The Boeing Company, a Delaware corporation ("Boeing") that is one of the world's major aerospace firms. Boeing operates in two principal industries: commercial aircraft, and defense and space. The address of the principal executive offices of Boeing is 7755 East Marginal Way South, Seattle, Washington, 98108. The telephone number is (206) 655-2121.

     During the last five years, to the best of Boeing's knowledge, neither Boeing nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     The name, citizenship, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director is set forth in Schedule A to this Schedule 13D and is specifically incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

     Pursuant to the Agreement and Plan of Merger dated December 14, 1996, among Boeing, West Acquisition Corp., a Maryland corporation and a wholly owned subsidiary of Boeing ("West"), and the Issuer (the "Merger Agreement"), on August 1, 1997, the effective date (the "Effective Date") of the Merger (as defined below), West was merged with and into the Issuer (the "Merger"), and each issued and outstanding share of Issuer Common Stock (other than shares of Issuer Common Stock owned directly by Boeing or the Issuer) was converted into 1.3 shares of common stock, par value $5.00 per share, of Boeing.

Item 4.  Purpose of Transaction

     The purpose of the Merger was for Boeing to acquire 100% of the Issuer Common Stock. Reference is hereby made to the Joint Proxy Statement/Prospectus of Boeing and the Issuer dated June 20, 1997, which is incorporated herein by reference, for a description of any plans or proposals that Boeing may have with respect to the Issuer. The New York Stock Exchange, Inc. and the Pacific Exchange, Inc. each have filed a Form 25 with the Securities and Exchange Commission to delist the securities of the Issuer. Pursuant to the Merger Agreement, on the Effective Date, the directors of West became the directors of the Issuer.

Item 5.  Interest in Securities of the Issuer

     As a result of the Merger, Boeing owns 100% of the shares of Issuer Common Stock. Boeing holds sole voting and dispositive power as to all shares of Issuer Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


                          Page 3 of [7] Pages

     Except for the Merger Agreement, none of the persons named in
Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits


     Exhibit        Description

          2.1 Agreement and Plan of Merger dated as of December 14, 1996, among The Boeing Company, West Acquisition Corp. and McDonnell Douglas Corporation (incorporated by reference to Exhibit
                    2.2 to the Registration Statement (No. 333-29683) on Form S-4, filed by The Boeing Company with the Securities and Exchange Commission on June 20,
                    1997).

          2.2 Joint Proxy Statement/Prospectus of The Boeing Company and McDonnell Douglas Corporation dated June 20, 1997 (incorporated by reference to the Registration Statement (No. 333-29683) on Form S-4, filed by The Boeing Company with the Securities and Exchange Commission on June 20,
                    1997).


                          Page 4 of [7] Pages

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.



August 11, 1997               The Boeing Company



                              By:   /s/ Heather Howard
                                 -------------------------------
                                 Name:  Heather Howard
                                 Title: Secretary


                          Page 5 of [7] Pages

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                              SCHEDULE A



                          Principal
Names of Directors        Occupation
and Executive Officers      or                    Residence or Business
       (Citizenship)      Employment               Address of Organization

John H. Biggs*            Chairman and Chief        730 Third Avenue
(United States)           Executive Officer,        New York, NY 10017
                          Teachers Insurance
                          and Annuity
                          Association-College
                          Retirement Equities
                          Fund

John E. Bryson*           Chairman and Chief        2244 Walnut Grove Avenue
(United States)           Executive Officer,        P.O. Box 800
                          Edison International      Rosemead, CA 91770
                          and Southern
                          California Edison
                          Company

Philip M. Condit*         Chairman and Chief        7755 East Marginal Way South
(United States)           Executive Officer,        Seattle, WA 98108
                          The Boeing Company

Kenneth M. Duberstein*    Chairman and Chief        2300 N. Street, N.W.
(United States)           Executive Officer,        Washington, DC 20037
                          The Duberstein Group

John B. Fery*             Retired Chairman and      1111 West Jefferson Street
(United States)           Chief Executive           P.O. Box 50
                          Officer, Boise            Boise, ID 83728-0001
                          Cascade Corp.

Paul E. Gray*             Chairman of the           77 Massachusetts Avenue
(United States)           Corporation,              Cambridge, MA 02134
                          Massachusetts
                          Institute of
                          Technology

John F. McDonnell*        Retired Chairman,         P. O. Box 516
(United States)           McDonnell Douglas         St. Louis, MO 63166-0516
                          Corp.

Donald E. Petersen*       Retired Chairman and      The American Road
(United States)           Chief Executive           Dearborn, MI 48121
                          Officer, Ford Motor
                          Company

Charles M. Pigott*        Chairman Emeritus,        777 - 106th Avenue N.E.
(United States)           PACCAR Inc.               Bellevue, WA 98004

Rozanne L. Ridgway*       Former Assistant          7755 East Marginal Way South
(United States)           Secretary of State        Seattle, WA 98108
                          for Europe and
                          Canada

Harry C. Stonecipher*     President and Chief       7755 East Marginal Way South
(United States)           Operating Officer,        Seattle, WA 98108
                          The Boeing Company




                                              Page 6 of [7] Pages

                          Principal
Names of Directors        Occupation
and Executive Officers      or                    Residence or Business
       (Citizenship)      Employment               Address of Organization

George H. Weyerhaeuser*   Chairman,                 Tacoma, WA 98477
(United States)           Weyerhaeuser Company

Ronald Woodard            President of              7755 East Marginal Way South
                          Commercial Airplane       Seattle, WA 98108
                          Group of The Boeing
                          Company

Boyd Givan                Chief Financial           7755 East Marginal Way South
                          Officer of The            Seattle, WA 98108
                          Boeing Company

Alan Mulally              Chief of                  7755 East Marginal Way South
                          Information, Space        Seattle, WA 98108
                          and Defense Systems
                          Group of The Boeing
                          Company

James Palmer              President of Shared       7755 East Marginal Way South
                          Services Support          Seattle, WA 98108
                          Group of The Boeing
                          Company

Stan Ebner                Chief of Washington,      7755 East Marginal Way South
                          D.C., Operations of       Seattle, WA 98108
                          The Boeing Company

James Dagnon              Senior Vice               7755 East Marginal Way South
                          President-People of       Seattle, WA 98108
                          The Boeing Company

John Warner               Senior Vice               7755 East Marginal Way South
                          President of The          Seattle, WA 98108
                          Boeing Company

Ted Collins               Senior Vice-              7755 East Marginal Way South
                          President - General       Seattle, WA 98108
                          Counsel of The
                          Boeing Company

--------------------
(*) Indicates director of The Boeing Company


                          Page 7 of [7] Pages